

January 8, 2013

<u>Via E-mail</u>
John A. Conklin
President and Chief Executive Officer, Chief Financial Officer
New Energy Technologies, Inc.
9192 Red Branch Road, Suite 110
Columbia, MD 21045

> **Re: Post-Effective Amendment No. 2 to Registration on Form S-1**
> **Filed January 7, 2013**
> **File No. 333-182253**

Dear Mr. Conklin:

We have reviewed the above-captioned filing and have the following comments.

<u>Calculation of Registration Fee</u>

1. Please revise the registration fee table to separately list each security that is being registered. In particular, while you have registered the common stock, you have not separately registered the Units or the Series H Stock Purchase Warrants.

<u>Exhibit 23.1</u>

2. Please have counsel revise the legality opinion to opine on the Units. Please note that counsel should provide a binding obligation opinion with respect to the legality of the Units.

Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief